QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.1

Certification Pursuant to 18 U.S.C. 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
Granite Real Estate Investment Trust

        In connection with the annual report of Granite Real Estate Investment Trust (the "Company") on Form 40-F for the fiscal year ended December 31, 2015 (the "Report") to which this certification is an exhibit, I, Michael Forsayeth, Trustee and Interim Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 2, 2016

By:	/s/ MICHAEL FORSAYETH Name: Michael Forsayeth Title: Trustee and Interim Chief Executive Officer

 EXHIBIT 99.1

Certification Pursuant to 18 U.S.C. 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
Granite REIT Inc.

In connection with the annual report of Granite REIT Inc. (the "Company") on Form 40-F for the fiscal year ended December 31, 2015 (the "Report") to which this certification is an exhibit, I, Michael Forsayeth, Director and Interim Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 2, 2016

By:	/s/ MICHAEL FORSAYETH Name: Michael Forsayeth Title: Director and Interim Chief Executive Officer

QuickLinks

  EXHIBIT 99.1
Certification Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 Granite Real Estate Investment Trust
  EXHIBIT 99.1
Certification Pursuant to 18 U.S.C. 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 Granite REIT Inc.